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                           March 18, 2021

       Jennifer Fox
       Chief Financial Officer
       Nuvation Bio Inc.
       1500 Broadway
       New York, NY 10036

                                                        Re: Nuvation Bio Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 11,
2021
                                                            File No. 333-254176

       Dear Ms. Fox:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Kenneth Guernsey